Exhibit 12.1

D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the fiscal years ended September 30,
	2004	2003	2002	2001	2000
Consolidated pretax income before cumulative effect of change in accounting principle	$1,582,911	$1,008,162	$647,507	$407,797	$309,224
Minority interests in pretax income of subsidiaries which have incurred fixed charges	4,818	8,779	1,283	—	—
Minority interests in pretax losses of majority owned subsidiaries which have incurred losses	(313)	(911)	(159)
Distributed income of 50%-or-less-owned affiliates, net of equity income or loss	—	605	668	—	—
Amortization of capitalized interest	249,053	219,424	136,142	91,401	69,566
Interest expensed	17,517	19,507	17,789	17,695	18,680

Earnings	$1,853,986	$1,255,566	$803,230	$516,893	$397,470

Interest incurred	$250,851	$253,795	$210,557	$139,914	$112,813

Fixed charges	$250,851	$253,795	$210,557	$139,914	$112,813

Ratio of earnings to fixed charges	7.39	4.95	3.81	3.69	3.52